UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer opens final assembly hangar for the KC-390, in Gavião Peixoto, SP, Brazil

Gavião Peixoto, May 20, 2014 – Today Embraer held the opening ceremony of the final assembly line of the KC-390 military transport. The event occurred at Embraer’s plant in Gavião Peixoto, São Paulo, and was attended by Brazil's President, Dilma Rousseff, the Governor of the State of São Paulo, Geraldo Alckmin, and other dignitaries.

On the occasion, Embraer and the Brazilian Air Force signed the series production contract of the KC-390, thus marking the beginning of a new phase of the project, which began to be developed in 2009. The contract provides for the purchase of 28 aircraft over a period of ten years, with the first delivery scheduled for the end of 2016. Besides the aircraft, the contract provides for supplying a logistical support package, which includes spare parts and maintenance. At a total value of R$ 7.2 billion, the contract still depends on complementary documentation in order to go into effect, which is expected to occur within 90 days. Only then, will Embraer formally include it in its order book.

The KC-390 is a joint project of the Brazilian Air Force with Embraer to develop and produce a tactical military transport and aerial refueling airplane that is a significant advance in terms of technology and innovation for the Brazilian aeronautics industry. This is an aircraft designed to establish new standards in its market category, with a lower operating cost and the flexibility to perform a variety of missions: cargo and troop transport, cargo deploymemt, aerial refueling, search and rescue, and combating forest fires.

The airplane will be produced at the Gavião Peixoto industrial plant, in outstate São Paulo, in facilities including more than 30,000 square meters of hangars, where the first prototype is already in the structural assembly phase. Final assembly is planned to begin in June.

“This is a historic day for the Brazilian Air Force,” said the Commander of Brazilian Air Force, Brigadier General Juniti Saito. “The KC-390 is a project that was carefully specified to serve our nation, in total alignment with the guidelines of the National Defense Strategy, and it will represent a great leap in the operating capacity of air transportation.”

“We are very happy to achieve another great landmark in this challenging project,” said Jackson Schneider, President and CEO of Embraer Defense & Security. “Few countries in the world can experience the pride of operating aircraft that were specified, developed and manufactured on their own soil, and once again, the partnership between the Brazilian Air Force and Embraer is generating a product that promises to be an outstanding worldwide success.”

The contract for developing the KC-390 was signed in 2009. Besides the order by the Brazilian Air Force, there are currently intentions to purchase 32 aircraft by other countries.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Nilma Missir-Boissac
rosana.dias@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	Nilma.boissac@sin.embraer.com
Cell: +55 12 99724 4929	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9012 8428
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, existing and future governmental regulations and demand for its products, including future purchases of aircraft. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Nilma Missir-Boissac
rosana.dias@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	Nilma.boissac@sin.embraer.com
Cell: +55 12 99724 4929	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9012 8428
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer